Room 4561

September 7, 2006

Mr. Marc Benioff
Chairman of the Board of Directors
and Chief Executive Officer
Salesforce.com, Inc.
The Landmark @ One Market
Suite 300
San Francisco, CA 94105

> **Re:** **Salesforce.com, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2006**
> **Filed March 15, 2006**
> **Form 8-K Filed August 16, 2006**
> **File No. 001-32224**

Dear Mr. Benioff:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2006

Selected Financial Data, page 33

1.   We note your disclosure of the measure "paying subscriptions" here and in your earnings releases furnished on Form 8-K. Please explain, in reasonable detail, how this measure is calculated. As part of your response, please describe how you determine the number of unique user accounts and explain how you determine when a user account is suspended for non-payment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Years Ended January 31, 2006 and 2005, page 41

2.   We note your disclosure on page 43 of your effective tax rate excluding the effect of the reduction in your valuation allowance. We also note the disclosure of your effective tax rate excluding the effect of FAS 123R and business accounting adjustments on page 33 of your Form 10-Q for the fiscal quarter ended July 31, 2006. These appear to be non-GAAP measures. Please tell us how you considered the requirements of Item 10(e)(1) of Regulation S-K.

Form 8-K Filed August 16, 2006

3.   We believe the columnar format of the "GAAP/Non-GAAP reconciliation" appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

4.   We note that you present non-GAAP measures that exclude stock-based compensation and amortization of intangible assets. We do not believe that your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we noted no substantive discussion of why it is useful for investors to evaluate your performance by disregarding expenses that are viewed as similar to cash compensation by the recipients and that appear to be issued for purposes of motivating employees to achieve your performance goals. Similarly, it is not clear why it is useful to exclude the amortization of intangible assets when these costs relate to assets used in generating your revenue. We also note that you have not provided sufficient disclosures regarding any limitations and how management compensates for those limitations. We believe that detailed disclosures should be provided for each adjustment to your GAAP results. Further, please note that you must meet the burden of demonstrating the

usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please enhance your disclosures or explain to us how you have adequately addressed Question 8 of the FAQ.

5.   We note that you present non-GAAP measures to provide a more complete understanding of the Company's "underlying operational performance." Please explain your basis for this statement. In this regard, it is unclear to us why excluding the amortization of intangible assets and stock-based compensation provides a more complete understanding of your underlying performance when these costs appear to be recurring and integral to your performance.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief